(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	WASHINGTON, DC 20549
☐ Form 20-F
☐ Form 10-Q	Form 12b-25	Commission File Number: 001-14162
☐ Form N-SAR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

GLENBOROUGH REALTY TRUST INCORPORATED

Full name of registrant:

N/A

Former name if applicable:

400 South El Camino Real

Address of principal executive office:

San Mateo, CA 94402-1708

City, state and zip code:

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form B-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III

NARRATIVE

On March 7, 2006, management and the Audit Committee of the Board of Directors of Glenborough Realty Trust Incorporated’s (the “Company”), concluded that it was necessary to restate the Company’s consolidated financial statements as of and for the quarter ended September 30, 2005. The Company will file an amended Form 10-Q for the quarter ended September 30, 2005 reflecting this restatement as soon as practicable. As a result of the additional time necessary to prepare and file the amended Form 10-Q for the quarter ended September 30, 2005, the Company will not be able to timely file the Form 10-K for the year ended December 31, 2005. The Company expects to be able to file such Form 10-K by March 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian S. Peay (Name)	(650) (Area Code)	343-9300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements will reflect significant changes in the results of operations from 2004 to 2005 primarily due to the following previously reported items: (i) approximately $94 million in provisions for impairments of real estate assets; and (ii) approximately $86 million in gains recognized from the sale of real estate assets.

GLENBOROUGH REALTY TRUST INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006

Glenborough Realty Trust Incorporated

	By:	/s/ Brian S. Peay
Brian S. Peay
Executive Vice President and Chief Financial Officer (Authorized Officer and Principal Financial Officer)

2